FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a press release dated December 21, 2016 of Diana Shipping Inc. (the "Company") announcing  that, through two separate wholly-owned subsidiaries, the Company has signed two addenda with China Shipbuilding Trading Company, Limited and Jiangnan Shipyard (Group) Co., Ltd. to reduce the contract price and to change the delivery date of the two Newcastlemax dry bulk carriers, Hull No. H2548 (to be named "San Francisco") and Hull No. H2549 (to be named "Newport News"). Additionally, the Company is announcing that (i) it has entered into a time charter contract with SwissMarine Services S.A., Geneva, for the "Newport News" and (ii), through two separate wholly-owned subsidiaries, it has entered into time charter contracts with Glencore Agriculture B.V., Rotterdam  for two of its Panamax dry bulk vessels, the m/v Leto and the m/v Naias.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-205491) filed with the U.S. Securities and Exchange Commission with an effective date of July 21, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: December 21, 2016	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES A REDUCTION OF THE CONTRACT PRICE TO THE SHIPBUILDING CONTRACTS OF TWO NEWBUILDINGS;
TIME CHARTER CONTRACTS FOR M/V NEWPORT NEWS WITH SWISSMARINE AND FOR M/V LETO AND M/V NAIAS WITH GLENCORE

ATHENS, GREECE, December 21, 2016 – Diana Shipping Inc. (NYSE: DSX), (the "Company"), a global shipping company specializing in the ownership of dry bulk vessels, today announced that, through two separate wholly-owned subsidiaries, it has signed two addenda with China Shipbuilding Trading Company, Limited and Jiangnan Shipyard (Group) Co., Ltd., collectively called the "Seller", among other things, to reduce the contract price and to change the delivery date of the two Newcastlemax dry bulk carriers, Hull No. H2548 (to be named "San Francisco") and Hull No. H2549 (to be named "Newport News"). As previously announced, the contract price was US$48.7 million per vessel and now the Seller has agreed to reduce this price by US$1.0 million for each of the abovementioned vessels. The delivery date of the two vessels is now expected to be on January 4, 2017.

Additionally, the Company announced that it has entered into a time charter contract with SwissMarine Services S.A., Geneva, for the "Newport News", which is currently under construction, for a period of minimum twenty-two (22) months to maximum twenty-six (26) months.

The daily gross charter rate will be 24% above the BCI_2014 average of the five pre-determined time charter routes as published by the Baltic Exchange minus a 5% commission paid to third parties. The initial charter payment will be made on delivery of the vessel to the charterers based on the average of the five pre-determined time charter routes for the 15 days preceding the vessel's delivery date. At the end of the time charter period, there will be a final settlement to reflect the average daily rate of the five pre-determined time charter routes for the actual duration of the charter. The charter is expected to commence on January 9, 2017.

As previously announced, the m/v Newport News is a newbuilding Newcastlemax dry bulk vessel of approximately 208,500 dwt.

The Company also announced that it has entered into time charter contracts with Glencore Agriculture B.V., Rotterdam, through two separate wholly-owned subsidiaries, for two of its Panamax dry bulk vessels, the m/v Leto and the m/v Naias. For m/v Leto, the gross charter rate is US$7,750 per day, minus a 5% commission paid to third parties, for a period of minimum nine (9) months to maximum thirteen (13) months and the charter is expected to commence on December 30, 2016. For m/v Naias, the gross charter rate is US$7,500 per day, minus a 5% commission paid to third parties, for a period of about seven (7) months to about ten (10) months and the charter is expected to commence on December 27, 2016.

The "Leto" is a 81,297 dwt Panamax dry bulk vessel built in 2010 and the "Naias" is a 73,546 dwt Panamax dry bulk vessel built in 2006.

The employments of "Leto" and "Naias" are anticipated to generate approximately US$3.56 million of gross revenue for the minimum scheduled period of the time charters.

Excluding the "San Francisco" and the "Newport News" not yet delivered, Diana Shipping Inc.'s fleet currently consists of 46 dry bulk vessels (2 Newcastlemax, 14 Capesize, 3 Post-Panamax, 4 Kamsarmax and 23 Panamax). As of today, the combined carrying capacity of the abovementioned Company's fleet is approximately 5.2 million dwt with a weighted average age of 8.2 years. A table describing the current Diana Shipping Inc. fleet can be found on the Company's website, www.dianashippinginc.com. Information contained on the Company's website does not constitute a part of this press release.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.